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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., D.C.
194

OMB Number: 3235-0123
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SEC FILE NUMBER
8-048181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **C.G. Menk & Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7502 Connelley Drive, Suite 104
(No. and Street)

Hanover, MD 21076
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles G. Menk, III (888) 923-5660
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1776 K STREET, NW, SUITE 840, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/11/15

OATH OR AFFIRMATION

I, Charles G. Menk III, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of C. G. Menk & Associates, Inc. _______, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

2/25/15

Signature

President

Title

2/25/2015

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C. G. MENK & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2014

C. G. MENK & ASSOCIATES, INC.
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2014

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1776 K STREET, N.W., SUITE 840
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
C. G. Menk & Associates, Inc.

We have audited the accompanying statement of financial condition of C. G. Menk & Associates, Inc. (a Delaware corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. C. G. Menk & Associates, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of C. G. Menk & Associates, Inc.as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

Washington, DC
February 25, 2015

C. G. MENK & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	83,694
Commissions Receivable		44,899
Deposits and Prepaid Expenses		2,779
Furniture and Equipment (net of $37,847 accumulated depreciation)		1674
Total Assets	$	133,046

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable	$	19,602
STOCKHOLDERS' EQUITY		
Common Stock, ($0.001 par value, 500,000 shares authorized; 500,000 issued and outstanding		500
Additional Paid-In Capital		340,745
Retained Earnings (Deficit)		(227,801)
Treasury Stock		-
Total Stockholders' Equity		113,444
Total Liabilities and Stockholders' Equity	$	133,046

C.G.MENK & ASSOCIATES, INC.
We do more than just make CENTS!
Member FINRA, SEC, MSRB & SIPC

25 February, 2015

William Batdorf & Company, PC
Certified Public Accountants
1776 K. Street, NW
Washington, DC 20006

SIPC SUPPLEMENTAL REPORT

In connection with your engagement to apply agreed-upon procedures to the Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of C. G. Menk & Associates, Inc., for the year ended December 31, 2014, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

- We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.
- We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).
- We are responsible for the presentation of the Schedule of Assessment and Payments (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.
- As of December 31, 2014, the Schedule of Assessment and Payments is presented in compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.
- We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.
- We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including noncompliance occurring after December 31, 2014.
- We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

7502 CONNELLEY DRIVE SUITE 104 HANOVER, MARYLAND 21076
PHONE: (410) 761.2462 • FAX: (410) 590.3434

- There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between December 31, 2014 and the date of this letter.
- We have responded fully to all inquiries made to us by you during the engagement.
- No events have occurred subsequent to December 31, 2014 and through the date of this letter that would require adjustment to or modification of the Schedule of Assessment and Payments.
- Your report is intended solely for the information and use of C. G. Menk & Associates, Inc., the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Charles G. Menk
President

Date: 25 February 2015

7502 CONNELLEY DRIVE SUITE 104 HANOVER, MARYLAND 21076
PHONE: (410) 761.2462 • FAX: (410) 590.3434

C.G.MENK & ASSOCIATES, INC.
We do more than just make CENTS!
Member FINRA, SEC, MSRB & SIPC

25 February, 2015

EXEMPTION REPORT

December 31, 2014
To the best of our knowledge and belief, C.G. Menk & Associates, Inc. is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k) of Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(i). The Company met the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 from the period June 1, 2014 through December 31, 2014 without exception.

Very truly yours,

2/25/15

Charles G. Menk
President/CEO

7502 CONNELLEY DRIVE SUITE 104 HANOVER, MARYLAND 21076
PHONE: (410) 761.2462 • FAX: (410) 590.3434